EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Axon Enterprise, Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.00001 per share.

As of December 31, 2023, our authorized capital stock consisted of 225,000,000 shares of two classes of stock: 200,000,000 shares of common stock, par value $0.00001 per share, and 25,000,000 shares of preferred stock, par value $0.00001 per share.

The following is a description of some of the terms of our common stock, certificate of incorporation, as amended and restated (the “certificate of incorporation”), and our bylaws, as amended and restated (the “bylaws”). The following description is not complete and is subject to, and qualified in its entirety by reference to, our certificate of incorporation and our bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.2 is a part. You should read our certificate of incorporation and bylaws for a complete statement of the provisions described below and for other provisions that may be important to you.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights. Accordingly, holders of a majority of the voting shares are able to elect each class of directors. Subject to any preferences that may be applicable to any preferred stock outstanding at that time, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our dissolution, holders of our common stock will be entitled to share in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock at that time. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

The following paragraphs summarize certain provisions of our certificate of incorporation, our bylaws, and the Delaware General Corporation Law (“DGCL”). The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and to our certificate of incorporation and bylaws.

Our certificate of incorporation and bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party-whether friendly or hostile-from acquiring control over us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Amendment of Certificate of Incorporation and Bylaws

The amendment or repeal of our certificate of incorporation requires approval of the holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote thereon, or the “Voting Stock”, voting together as a single class. Further, unless otherwise specified, amendment or repeal of our bylaws requires the approval of not less than a majority of the Voting Stock, voting together as a single class.

Board Classification

Prior to the 2022 annual meeting of stockholders, our board of directors was divided into three classes, with one class to be elected each year by our stockholders and serving for three-year terms. As of and after the 2024 annual meeting of stockholders, all directors will be elected for one-year terms and will be up for election at each successive annual meeting.

Limits on Ability of Stockholders to Act by Written Consent

Our bylaws contain provisions that limit the ability of stockholders to act by written consent when the solicitation of stockholder action by written consent is not at the direction of our board of directors. These limitations do not apply to solicitations of stockholder action by written consent at the direction of our board of directors. These limitations, in general, concern the subject matter of the requested stockholder action, notice and ownership requirements applicable to stockholders seeking action by written consent, manner of solicitation, the timeliness and procedures for delivery of the written consents and the certification and effectiveness of such consents. The ownership requirements establish that, at a minimum, holders of record representing 20% of the outstanding shares of common stock of the Company are needed to request that a record date be fixed to take action by written consent when the solicitation is not at the direction of our board of directors. Further, when such solicitation is not at the direction of our board of directors, the subject matter of the requested action cannot concern an identical or substantially similar item of stockholder action that was presented at a meeting of stockholders held in the 12 months prior to the request for a record date or the election or removal of directors under certain conditions.

Limits on Ability of Stockholders to Call a Special Meeting

Our bylaws contain provisions that limit the ability of stockholders to call a special meeting. Unless otherwise specified by our certificate of incorporation or the DGCL, special meetings of the stockholders may only be called by the Chairman of the Board, Chief Executive Officer, the Secretary upon receipt by the Secretary of a valid request from the holder(s) of 25% or more of the Voting Stock, or the board of directors pursuant to a resolution adopted by a majority of the directors then in office. To be considered valid, any such request from the holder(s) of 25% or more of the voting power of the Voting Stock must meet certain requirements set forth in our bylaws.

Proxy Access

Our bylaws contain provisions that permit a stockholder, or a group of stockholders, owning continuously for at least three years a number of shares that represents at least three percent of our outstanding shares of common stock entitled to vote in the election of directors to nominate and include in the proxy materials for an annual meeting of stockholders director nominees constituting up to the greater of two individuals and 20% of the total number of directors in office as of the last day notice may be received under the bylaws, provided that the stockholder(s) and nominee(s) satisfy the requirements specified in our bylaws.

Requirements for Advance Notification of Stockholder Business, Nominations and Proposals

Our bylaws establish advance notice procedures for any business proposed by stockholders, including nominations of persons to be elected as a director or other proposals to be adopted by the Company, to be considered at an annual meeting of stockholders. These bylaw provisions may have the effect of precluding the conduct of certain stockholder business at the annual meeting if proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. Further, the approval of a majority of the Voting Stock, voting together as a single class, is necessary to amend these bylaw provisions.

No Cumulative Voting

Our certificate of incorporation does not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Preferred Stock

In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

Removal of Directors and Vacancy in the Board of Directors

Our certificate of incorporation provides that a director may be removed from office before the expiration date of that director’s term of office, with or without cause, only by an affirmative vote of the holders of a majority of the Voting Stock, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from any increase in the authorized number of directors, may be filled by no less than a majority vote of the remaining directors then in office who are designated to represent the same class or classes of stockholders that the vacant position, when filled, is to represent.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at, or subsequent to, the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Exclusive Forum

Under our bylaws, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware (or, if the Delaware Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or, if neither such court has jurisdiction, any other state court located within the State of Delaware) will be, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or shareholders; (iii) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine. In addition, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act. The exclusive forum provision in our bylaws does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in our bylaws to be inapplicable or unenforceable.

Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “AXON.”